September 20, 2006

Robert A. Olins
Chief Executive Officer
SpatiaLight, Inc.
Five Hamilton Landing, Suite 100
Novato, California 94949

Re: SpatiaLight, Inc.
Registration Statement on Form S-3
Filed September 5, 2006
File No. 333-137100

Dear Mr. Olins:

We have limited our review of your filing to the issues we have addressed in our comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Please disclose your plans and commitments to engage in securities offerings and the material details of those offerings. Include any material risk factors related to noncompliance with the commitments. For example, we note your intent to offer the securities referenced in Section 4.14 of Exhibit 10.5 to the Form 10-Q you filed on August 9, 2006.

Fee Table

2.   We note that subsidiaries of SpatiaLight may guarantee your debt securities, and you intend to register those guarantees. Please amend your registration statement to add these subsidiaries as registrants. The amount of securities registered should be allocated among the issuers, and the fee table and footnotes should be revised to indicate the amount of securities to be issued by each registrant. Also revise the prospectus to reflect the

securities being issued by each registrant and include required Signature pages for each registrant.

3.   Please show us how the subsidiaries referenced in footnote (4) are eligible to use Form S-3.

4.   Please revise the fifth sentence of footnote (2) because these securities must be included in the amount in the fee table – not in addition to that amount.

5.   We note your reference to exchanges like in footnote (2) and on page 35. Please note that Form S-3 is not available for such exchange transactions. Please see the transaction requirements in Part I.B. to the general instructions to Form S-3. Please revise accordingly.

Selling Shareholders, page 29

6.   We note your disclosure on page 30 that each of the selling shareholders, except Paulson Investment Company, Inc., advised you that they are not broker-dealers. If a selling shareholder is a broker-dealer, that selling shareholder must be identified as an underwriter in the prospectus unless it received the securities being registered as compensation for underwriting activities. Please revise your disclosure to clarify.

7.   Please tell us whether any of the selling stockholders are affiliates of a broker-dealer. We may have further comment based on your response.

8.   Please revise the table to include all the information required by Item 507 of Regulation S-K, including information regarding the percentage ownership of each selling shareholder.

9.   Identify all natural persons who beneficially own the shares held by each of the entities named in the table.

Description of the Warrants, page 44

10.   With respect to the "Description of Warrants," please note that warrants may not be issued for "other securities" that have not been registered under this registration statement unless the warrants exercisable for such other securities are not legally exercisable immediately or within one year of the date of sale of the warrant. All of the underlying classes of securities to which the warrants relate must be identified in the registration statement. Please apply this comment to each security included in the registration statement.

Signature page

11.   Please tell us how Robert Olins was authorized to sign the registration statement as attorney-in-fact for all of the members of your board of directors. We note the power of attorney filed as Exhibit 24.1 does not authorize Mr. Olins to sign the initial registration statement on behalf of the board members.

12.   Please indicate below the second paragraph required on the Signatures page who is signing in the capacity of principal executive officer, principal financial officer and controller or principal accounting officer.

Exhibits

13.   Please file exhibit 5.

14.   Please file the indenture, not merely a form.

* * * * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

        ·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions, please call Donald C. Hunt at (202) 551-3647 or me at (202) 551-3617.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Melvin Katz, Esq. – Bryan Cave LLP